                                        Exhibit 99.1

May 15, 2020

Ontario Securities Commission (“Principal Regulator”)

British Columbia Securities Commission

Alberta Securities Commission

Quebec Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Re:Americas Gold and Silver Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Americas Gold and Silver Corporation, held on May 14, 2020 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

ITEM VOTED UPON	VOTING RESULTS
1.Election of Directors nominated in the Company’s management information circular dated April 7, 2020 (the “Circular”)

The nominees proposed by management were elected by shareholders on a ballot vote.  Detailed voting results were as follows:

NameShares Voted ForShares WithheldDarren Blasutti26,509,620 (99.30%)187,446 (0.70%)Alex Davidson26,439,746 (99.04%)257,321 (0.96%)Alan Edwards26,461,484 (99.12%)235,583 (0.88%)Bradley Kipp26,455,781 (99.10%)241,286 (0.90%)Gordon Pridham26,439,574 (99.04%)257,493 (0.96%)Manuel Rivera26,452,909 (99.09%)244,158 (0.91%)Lorie Waisberg25,594,232 (98.79%)530,521 (1.21%)

2.Appointment of PricewaterhouseCoopers, LLP as the Company’s Auditors and authorization for the Board of Directors to fix their remuneration	The resolution was approved by shareholders on a show of hands. Detailed proxy voting results were as follows: Shares Voted ForShares Withheld43,246,043 (98.79%)530,521 (1.21%)

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

“Peter McRae”

________________________________

Per:Peter J. McRae

Sr. Vice President, Corporate Affairs &
Chief Legal Officer

2